Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

July 17, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Originally Filed June 24, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is filed together with the Company’s pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement in accordance with the Securities Act of 1933, as amended.

Amendment No. 2 is intended to be responsive to the Staff’s comment letter dated July 16, 2014 relating to the Company’s Confidential Treatment Request dated June 24, 2014, and is being filed solely for the purpose of amending Item 16 of “Part II—Information Not Required in Prospectus” and the related Exhibit Index. Pursuant to the Staff’s comments, Amendment No. 2 includes an amended version of Exhibit 10.4.

Should the Staff have any additional comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Thank you for your continued courtesy and assistance.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)

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